FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT  NO.  4  TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of fiscal year to which the Annual Report relates: March 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Dan Calof

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to

Jason Lehner	Ministry of Finance
Shearman & Sterling LLP	Provincial Treasury
199 Bay Street	Debt Management Branch
Commerce Court West	620 Superior Street
Suite 4405, P.O. Box 247	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario	Victoria, British Columbia
Canada M5L 1E8	Canada V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the “Annual Report”) for the fiscal year ended March 31, 2016 on Form 18-K as set forth below:

The following additional exhibits are added to the Annual Report:

Exhibit 99.11	Public Accounts, Ministry of Finance, Office of the Comptroller General (For the Fiscal Year Ended March 31, 2017)

Exhibit 99.12	2017 British Columbia Financial and Economic Review (77th Edition, April 2016 — March 2017)

Exhibit 99.13	Budget 2017 Update 2017/18 — 2019/20

Exhibit 99.14	Estimates, Fiscal Year Ending March 31, 2018, Presented to the Legislative Assembly September 11, 2017

Exhibit 99.15	Supplement to the Estimates, Fiscal Year Ending March 31, 2018, Presented to the Legislative Assembly September 11, 2017

Exhibit 99.16	Additional Information Relating to the Province - Recent Developments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 18th day of September, 2017.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ Sam Myers
Name:	Sam Myers
Title:	Executive Director,
Debt Management Branch
Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit 99.11	Public Accounts, Ministry of Finance, Office of the Comptroller General (For the Fiscal Year Ended March 31, 2017)

Exhibit 99.12	2017 British Columbia Financial and Economic Review (77th Edition, April 2016 — March 2017)

Exhibit 99.13	Budget 2017 Update 2017/18 — 2019/20

Exhibit 99.14	Estimates, Fiscal Year Ending March 31, 2018, Presented to the Legislative Assembly September 11, 2017

Exhibit 99.15	Supplement to the Estimates, Fiscal Year Ending March 31, 2018, Presented to the Legislative Assembly September 11, 2017

Exhibit 99.16	Additional Information Relating to the Province - Recent Developments